Exhibit 99.1

e-Smart Technologies, Inc.
(A Development Stage Company)

Financial Statements

December 31, 2003 and 2002

e-Smart Technologies, Inc.
(A Development Stage Company)
Index to the Financial Statements
December 31, 2003 and 2002

Page
Independent Auditors’ Report	1
Financial Statements
Balance Sheets	2
Statements of Operations	3
Statements of Cash Flows	4
Statement of Shareholders’ Equity	5
Notes to the Financial Statements	6-10

Independent Auditors’ Report

To the Board of Directors and Shareholders of
e-Smart Technologies, Inc. (A Development Stage Company)

We have audited the balance sheets of e-Smart Technologies, Inc. (A Development Stage Company) as of December 31, 2003 and 2002 and the related statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of e-Smart Technologies, Inc. (A Development Stage Company) as of December 31, 2003 and 2002, and the results of their operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the financial statements, the Company is in the development stage. The development of the Company’s technology and it’s success of future operations is dependent upon the Company’s ability to meet it’s future financing requirements. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Bridgewater, New Jersey
March 25, 2004

e-Smart Technologies, Inc.
(A Development Stage Company)
Balance Sheets
December 31, 2003

	2003	2002
Assets
Current Assets
Cash	$14,096	$1,069
Due from Associated Business Group, a related party	31,334	40,000
	45,430	41,069
License of Smart Card Technology, net of amortization	109,310	115,740
Deposits — e-Smart Korea Group	151,000	—
Total Assets	305,740	156,809

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	397,081	230,395
Notes payable	80,000	150,000
Accrued expenses	38,853	14,603
Total Liabilities	515,934	394,998

Shareholders’ Equity (Deficiency)
Common Stock, $0.001 par value, 300 million shares authorized,
170,707,012 and 153,772,993 shares issued and outstanding
in 2003 and 2002, respectively	170,707	153,772
Additional paid in capital	59,497,446	22,714,779
Deficit accumulated during the development stage	(59,878,347)	(23,106,740)
Total Shareholders’ Equity (Deficiency)	(210,194)	(238,189)
Total Liabilities and Stockholders’ Equity (Deficiency)	$305,740	$156,809

See notes to the financial statements.

e-Smart Technologies, Inc.
(A Development Stage Company)
Statements of Operations

			July 15, 1997
			(Inception of the
			Development Stage)
	Year Ended December 31,		to December 31,
	2003	2002	2003
Revenue	$—	$—	$—
Operating Expenses
Research and development	730,750	310,000	1,040,750
Selling, general and administrative	1,841,635	1,160,559	3,147,774
Issuance of stock options for services	34,170,000	21,476,000	55,646,000
Total Operating Expenses	36,742,385	22,946,559	59,834,524

Loss From Operations	(36,742,385)	(22,946,559)	(59,834,524)
Interest expense	28,972	12,101	41,073
Loss before provision for income taxes	(36,771,357)	(22,958,660)	(59,875,597)
Provision for Income taxes	250	2,500	2,750
Net Loss	$(36,771,607)	$(22,961,160)	$(59,878,347)

Loss Per Share	$(0.23)	$(0.16)	$(0.51)

Weighted Average Number of Shares Outstanding	161,172,213	147,960,402	116,832,333

See notes to the financial statements.

e-Smart Technologies, Inc..
(A Development Stage Company)
Statements of Cash Flows

			July 15, 1997
			(Inception of the
			Development Stage)
	Year Ended December 31,		to December 31,
	2003	2002	2003
Cash Flows From Operating Activities
Net Loss	$(36,771,607)	$(22,961,160)	$(59,878,347)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Issuance of stock options for services	34,170,000	21,476,000	55,646,000
Issuance of common stock for services	81,250	85,594	166,844
Amortization expense	6,430	6,430	19,290
Changes in Assets and Liabilities:
Decrease (increase) in due from related party	8,667	(40,000)	(31,333)
(Increase) in deposits	(151,000)		(151,000)
Increase in accounts payable	166,685	230,395	397,080
Increase in accrued expenses	24,250	14,603	38,853
Net Cash Provided by (Used in) Operating Activities	(2,465,325)	(1,188,138)	(3,792,613)
Cash Flows from Investing Activities
Cash used for intangible assets	—	—	(128,600)
Net Cash (Used in) Investing Activities	—	—	(128,600)
Cash Flows From Financing Activities
Proceeds from common stock issuances	2,548,352	1,039,125	3,855,309
Proceeds from borrowings	50,000	150,000	200,000
Repayment of borrowings	(120,000)	—	(120,000)
Net Cash Provided by Financing Activities	2,478,352	1,189,125	3,935,309

Net Increase in Cash	13,027	987	14,096
Cash at Beginning of Period	1,069	82	—
Cash at End of Period	$14,096	$1,069	$14,096

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$28,972	$12,101	$41,073

Income taxes	$250	$2,500	$2,750

Supplemental Schedule of Non-Cash Investing Activities
Issuance of common stock for services	$81,250	$85,594	$166,844
Issuance of stock options for services	$34,170,000	$21,476,000	$55,646,000

See notes to the financial statements.

e-Smart Technologies, Inc.
(A Development Stage Company)
Statement of Shareholders’ Equity (Deficiency)

			Additional	Retained
	Common Stock		Paid-In	Earnings
	Shares	Amount	Capital	(Deficit)	Total
Balance, January 1, 2002	145,117,200	$145,117	$122,715	$(145,580)	$122,252
Issuance of shares for cash	7,903,967	7,904	1,031,221	—	1,039,125
Issuance of shares for services	750,826	751	84,843	—	85,594
Issuance of stock options for services	—	—	21,476,000		21,476,000
Net income (loss)	—	—	—	(22,961,160)	(22,961,160)
Balance, December 31, 2002	153,771,993	153,772	22,714,779	(23,106,740)	(238,189)

Issuance of shares for cash	16,497,519	16,498	2,531,854	—	2,548,352
Issuance of shares for services	437,500	437	80,813	—	81,250
Issuance of stock options for services	—	—	34,170,000	—	34,170,000
Net income (loss)	—	—	—	(36,771,607)	(36,771,607)
Balance, December 31, 2003	170,707,012	$170,707	$59,497,446	$(59,878,347)	$(210,194)

See notes to the financial statements.

     e-Smart Technologies, Inc. (A Development Stage Company) Notes to the Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Organization

e-Smart Technologies, Inc. (the Company) is a Delaware corporation organized in July 1997 under the name of Boppers Holdings, Inc. The Company changed its name to e-Smart Technologies, Inc. on October 20, 2000.

The Company is a development stage company devoting most of its efforts to raising capital and research and development of its licensed Smart Card technology.

In October of 2000 the Company acquired e-Smart Systems, Inc., a Nevada corporation in exchange for 58,600,000 common shares and licensed the Smart Card technology from Intermarket Ventures, Inc. for 70,000,000 common shares. As a result of the exchange, the Company owns the exclusive manufacturing and marketing rights to the Smart Card technology for North America and the Pacific Rim.

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

     Net Loss Per Share

Loss per share, in accordance with the provisions of Financial Accounting Standards Board No. 128, “Earnings Per share”, is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Any common stock equivalents outstanding during the period would have had an anti-dilutive effect.

     Research and Development Costs

Research and development costs are charged to operations as incurred and amounted to $730,750 and $310,000 in 2003 and 2002, respectively.

     License Costs

On October 20, 2000, the Company licensed the Smart Card technology. The technology was purchased for an aggregate of 128,600,000 common shares of the Company valued at $0.001 per share or $128,600 as the total agreed upon consideration. The cost of the license is being amortized over its twenty year term on a straight line basis.

     Securities Issued for Services

The Company accounts for stock issued for services under the intrinsic value method. For stock issued for services, the fair market value of the company’s stock on the date of stock issuance is used. The Company has adopted Statement of Financial Accounting Standard (SFAS) No. 123, “Accounting for Stock-Based Compensation”. The statement generally suggests, but does not require, stock-based compensation transactions to be accounted for based on the fair value of the services rendered or the fair value of the equity instruments issued, whichever is more reliably measurable. Securities issued for services to a related party amounted to 750,826 in 2002 and 437,500 in 2003. The underlying fair value of the common shares amounted to $0.114 and $0.186 per share, respectively.

e-Smart Technologies, Inc.
(A Development Stage Company)
Notes to the Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Income Taxes

In accordance with the provisions of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), deferred taxes are recognized for operating loses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to realized. The Company incurred net operating losses for financial-reporting and tax-reporting purposes. Accordingly, the benefit from income taxes has been offset by a valuation allowance against the related deferred tax asset.

2. CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances in financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000. Balances in these accounts may, at times, exceed the federally insured limits.

3. LICENSES

By virtue of the merger with e-Smart Systems, Inc. in October 2000, the Company has licensed the exclusive manufacturing and marketing rights to certain Smart Card technology from Intermarket Ventures, Inc. The licensed territory includes North America and the Pacific Rim for a period of 20 years. The acquisition cost of the licensed territory, 128,600,000 common shares at $.001 par value, is being amortized over the term of the agreement.

4. DEPOSITS

At December 31, 2003, the Company had advanced $151,000 to South Korean counsel for the purpose of forming and capitalizing a South Korean corporation to facilitate its planned new business operations in the Pacific Rim during 2004. The new corporation will be styled e-Smart Korea, Inc.

5. NOTES PAYABLE

Notes payable consist of the following:

	2003	2002
Unsecured obligations bearing interest at 20% initially due January 31, 2004, extended to July 31, 2004	$30,000	$150,000
Unsecured demand obligation with interest at 10%	50,000	—
Total	$80,000	$150,000

e-Smart Technologies, Inc.
(A Development Stage Company)
Notes to the Financial Statements

6. ACCRUED EXPENSES

Accrued expenses are as follows:

	2003	2002
Interest	$36,103	$12,103
Franchise taxes	2,750	2,500
Total	$38,853	$14,603

7. INCOME TAXES

The Company’s total deferred tax asset and valuation allowance are as follows at December 31, 2003:

	2003	2002
Total deferred tax asset, current	$1,040,000	$593,000
Less valuation allowance	1,040,000	593,000
Net deferred tax assets, current	$—	—

The differences between income tax benefits in the financial statements and the tax benefit computed at the U.S. Federal statutory rate of 34% at December 31, 2003 are as follows:

	2003	2002
Tax benefit	34%	34%
Valuation allowance	(34)	(34)
Effective tax rate	—%	—%

At December 31, 2003, the Company has available $4,000,000 of net operating losses to carryforward which may be used to reduce future federal taxable income and expire December 31, 2023.

8. COMMON STOCK

On December 1, 2003, the Company’s majority shareholders authorized the Company’s common stock to be increased from 200,000,000 to 300,000,000, approved the creation of the 2003 Incentive Stock Option Plan in the aggregate amount of 75,000,000 shares and the grant of 30,000,000 options thereunder, subject to the filing of an information statement with the remaining shareholders. Accordingly, at December 31, 2003 the Company had 170,707,012 common shares outstanding, options to acquire 30,550,000 common shares at an exercise price of $1.00 per share pursuant to the 2003 Plan, and options to acquire 59,000,000 common shares at an exercise price of $.41 per share pursuant to the 2001 Plan. In addition, there were outstanding warrants to purchase 1,096,701 common shares at a price ranging from $.50 to $1.00 expiring through February 2006.

At December 31, 2002, of the Company’s 300,000,000 authorized shares, $.001 par value, there were 153,771,993 shares outstanding and options to purchase 59,000,000 shares at an exercise price of $.41 pursuant to the 2001 Plan. Additionally, there were warrants outstanding to purchase 820,000 common shares at $1.00 expiring through February 2006.

e-Smart Technologies, Inc.
(A Development Stage Company)
Notes to the Financial Statements

8. COMMON STOCK (continued)

     (Brief Description of Both Plans)

A summary of the stock option activity for the years ended December 31, 2003 and 2002 pursuant to the terms of both plans is set forth below:

	Number of	Weighted Average
	Options	Exercise Price
Options in thousands
Options outstanding at January 1, 2002	—	$—
Granted	59,000	0.41
Exercised	—	—
Expired	—	—
Options outstanding at January 21, 2003	59,000	0.41
Granted	30,000	1.00
Exercised	—	—
Expired	—	—
Options outstanding at December 31, 2003	89,000	$0.61

The fair value of the options granted in 2003 and 2002 were $21,416,000 and $34,170,000, respectively. The fair value was determined as of the date of the grant using the Black-Scholes stock option pricing model, based on the following assumptions: annual expected return of 0%, annual volatility of 188% in 2003 and 194.1% in 2002, based upon a risk-free interest rate of 2.4% in 2003 and 3.6% in 2002.

The per share fair value of stock options granted during 2003 and 2002 were $1.14 and $0.36, respectively. The per share contractual remaining life of the options outstanding at December 31, 2003 and 2002 were 5 years and 5 years, respectively.

9. RELATED PARTY TRANSACTIONS

The Company receives research, development and technological support from an entity that is controlled by the Company’s majority shareholder. Amounts paid by the Company for such services amounted to $730,750 in 2003 and $310,000 in 2002.

The Company receives administrative support services from an entity that is indirectly controlled by the Company’s majority shareholder. Amounts paid for such services amounted to $120,000 in 2003 and $120,000 in 2002. Additionally, the Company was due $31,334 and $40,000 from this entity at December 31, 2003 and 2002, respectively.

e-Smart Technologies, Inc.
(A Development Stage Company)
Notes to the Financial Statements

10. DEPENDENCE UPON CONTROL PERSONS

Intermarket Ventures, Inc. and its majority-owned subsidiary, IVI Smart Technologies, Inc. (“Intermarket”) collectively own 77% of the Company’s outstanding common shares. Accordingly, Intermarket is in a position to materially influence the direction of the Company, its efforts in raising the additional capital critical to its success, and the strategies employed in commercialization of the licensed technology, assuming the Company’s mission is ultimately successful.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, related party receivable, accrued expenses and notes payable are subject to fair value adjustments.

The carrying amount approximates fair value because of the short term maturity of these instruments.

     Limitations

Fair value estimates are made at a specific point in time, based on relevant information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

12. NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not have a significant impact on the Company’s results of operations or financial position.

In April 2003, the FASB issued SFAS Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designed after June 30, 2003. Most provisions of this Statement should be applied prospectively. The adoption of this statement is not expected to have a significant impact on the Company’s results of operations or financial position.

In May 2003, the FASB issued SFAS Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities, if applicable. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption, The adoption of this statement is not expected to have a significant impact on the Company’s results of operations or financial position.